FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 14, 2003	James A. Ryan Chief Financial Officer

2

NEWS FOR IMMEDIATE RELEASE
Symbol: NASDAQ: CRYP; TSX: CRY

ALL DOLLAR AMOUNTS IN US$

CRYPTOLOGIC CONTINUES TO OUTPERFORM IN Q2 2003
Revenue up 22%, netprofit up 27%;
Strong growth momentum continues through global & product expansion

August 14, 2003 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the Internet gaming and e-commerce industries, announced today its financial results for the second quarter and six months ended June 30, 2003. Strong second quarter results exceeded expectations and signify that the company’s business continues to build on a solid platform of organic growth, international expansion and new products.

“CryptoLogic continues to execute well, and the seasonably strong second quarter was our best performance in the last year and a half,” said Lewis Rose, CryptoLogic’s President and CEO. “We’re making meaningful strides in what continues to be a challenging market. At CryptoLogic, we’ve been focusing on the fundamentals, and diversifying both our products and our geographic markets. Our strategy is paying off with revenue up more than 20% and earnings up more than 25% over last year.”

CryptoLogic’s second quarter highlights included:

•	Strong revenue and earnings performance resulted in diluted earnings per share of $0.21 that surpassed analysts’ consensus of $0.15;
•	Continued favourable growth in overseas markets with licensees’ revenue from international sources rising to approximately 55% in the first half of 2003, up from almost 50% in the first quarter;
•	Steady growth in poker and bingo revenue, together on track to exceed 10% of 2003 revenue, up from nil in the second quarter last year; and
•	Commenced the application process for listing and trading on the London Stock Exchange to leverage CryptoLogic’s strong roster of UK-based customers and operations, and to extend its reach into this favourable international market for online gaming.

Stronger-Than-Expected Q2 Performance (All financial figures are expressed in U.S. dollars) In the second quarter, CryptoLogic surpassed expectations by recording $10.8 million in revenue, net income of $2.6 million and diluted earnings per share of $0.21. This also compared strongly to second quarter results in 2002, in which the company posted revenue of $8.9 million and net income of $2.0 million or $0.16 per diluted share before a non-recurring special charge, and a net loss of $7.8 million or $0.65 per diluted share after the special charge.

CryptoLogic continued to execute well on its strategic imperatives as reflected in the strength of its 2003 second quarter results. This better-than-expected performance was evidence of increased deposits driven by a stabilized base business, increased international penetration with existing and new customers, and marketing initiatives including the continued success of the company’s recently introduced poker and bingo products.

Tel (416) 545-1455        Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

Revenue for the six months ended June 30, 2003 increased 12% to $19.7 million compared with $17.6 million in first six months of 2002. In the first six months of 2003, net income improved to $4.4 million or $0.36 per diluted share, versus $4.2 million before the non-recurring special charge or $0.32 per diluted share in the first six months of 2002. After the non-recurring special charge, the company had a net loss of $5.6 million or $0.46 per diluted share in the corresponding 2002 period.

Strengthened Balance Sheet
CryptoLogic continued to strengthen its balance sheet. At June 30, 2003, CryptoLogic had no debt, and a cash position of $58.3 million or $4.74 per diluted share (comprising cash and cash equivalents, and including restricted cash of $7.1 million). The company’s working capital was $39.8 million or $3.23 per diluted share. For the second quarter, cash flow from earnings was $3.0 million, compared with negative cash flow of $0.7 million in the comparable 2002 period. Operating cash flow for the second quarter of $15.5 million (2002: $1.3 million) was atypically high due to temporary changes in working capital items, much of which is expected to reverse over the balance of the year.

Customer-Driven Product Growth
In keeping with its market-driven product strategy, CryptoLogic expanded its game suite with more than 10 new choices of the most popular casino games to help licensees attract and retain players and drive organic growth. This brand new bonus pack introduced Single-Deck and Multi-Split Blackjack, an enhanced European Roulette, and an exciting series of new slots including 9-Line slots to give players more chances to win.

CryptoLogic-developed poker and bingo products continued to exceed expectations in the quarter. The company’s newest customers, ukbetting plc and Bingo Entertainment, have launched their online poker sites, extending live poker action to millions of Europeans. CryptoLogic’s expanding list of brand name poker licensees, through its WagerLogic licensing subsidiary, is enhancing financial results, and extends the company’s leading position into the burgeoning online poker market.

Recently-introduced single and private tournament options are further enhancing the marketing draw of its poker solution. The proven performance of the company’s centralized poker technology enables CryptoLogic to offer new customers participation in one of the highest traffic and most profitable poker rooms on the Internet.

International Expansion and Diversification
CryptoLogic works with some of the most prominent international names in land-based and online gaming, and continues to pursue attractive global growth prospects that offer immediate revenue-generating opportunities. As a result, revenue generated in the first half of 2003 from licensees’ international players has reached approximately 55% of total revenue, up from almost 50% in the first quarter.

London Stock Exchange Listing
During the second quarter, CryptoLogic commenced the application process to list and trade its shares on the London Stock Exchange’s Main Market (LSE). A LSE listing would highlight the company’s strong international presence, including its UK-based operations and its major UK gaming customers such as William Hill, Littlewoods Gaming, the Ritz Club London Online and ukbetting.

The UK, which has a favourable attitude towards online gaming, represents a key growth market for CryptoLogic. In fact, Britain has started to draft legislation with a view to establishing itself as a leading, world-class regulated and licensed market for online gaming. A UK listing would also extend CryptoLogic’s capital market access to a broader global shareholder base in this gaming-friendly jurisdiction. CryptoLogic continues to distinguish itself by seeking and achieving the highest level of transparency and compliance to the most exacting government-regulated standards for online gaming and disclosure requirements in Tier-One jurisdictions and senior stock exchanges around the world.

During the UK listing process, CryptoLogic is unable to provide earnings guidance. The company will re-evaluate its policy on guidance in accordance with UK guidelines and practice.

Outlook
While the first half of 2003 continued a highly positive trend for CryptoLogic, the company continues to operate in a challenging marketplace, particularly with ongoing uncertainty in the U.S. and from increasing competition that will reduce future margins from licensees. CryptoLogic will also continue to invest in key areas of its business – global expansion outside North America, marketing initiatives, new payment options, product development and regulatory efforts – to ensure the sustainability of its forward momentum and long-term growth.

2003 Second Quarter Analyst Call
A conference call is scheduled for 8:30 a.m. (EST) on Thursday, August 14, 2003. Interested parties should call either 1-888-789-0150 or 416-695-9753. Instant replay will be available until Thursday, August 21, 2003 by calling 1-866-518-1010 or 416-252-1143.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a leading software development company serving the Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet. CryptoLogic continues to develop state-of-the-art Internet software applications for both the electronic commerce and Internet gaming industries. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange under the symbol CRY and on the Nasdaq National Market under the symbol CRYP. There are currently 12.2 million common shares outstanding (12.3 million shares on a diluted basis, based on the treasury method).

For more information, please contact: At CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Jim Ryan, Chief Financial Officer	At Argyle Rowland, (416) 968-7311 (media only) Daniel Tisch, ext. 223/ dtisch@argylerowland.com Melissa Chang, ext. 239/ melissa@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	As at June 30, 2003 (unaudited)	As at December 31, 2002 (audited)

ASSETS
Current assets:
Cash and cash equivalents	$51,252	$17,489
Restricted cash	7,050	15,740
Short term investments	--	10,857
Reserves with processors	159	774
Accounts receivable	1,181	699
Income taxes recoverable	104	583
Prepaid expenses and other	1,092	1,104

	60,838	47,246

Investments	--	680
Capital assets	4,079	2,713
Intangible assets	168	226
Goodwill	1,665	1,665

	$66,750	$52,530

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$14,341	$ 7,605
Funds held on deposit	6,682	3,829

	21,023	11,434

Shareholders' equity:
Capital stock	10,937	10,720
Retained earnings	34,790	30,376

	45,727	41,096

	$66,750	$52,530

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of U.S. dollars, except per share information)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30
	2003	2002	2003	2002

Revenue	$ 10,826	$ 8,890	$ 19,727	$ 17,554

Expenses
Software development and support	6,342	4,911	11,926	9,702
General and administrative	1,371	1,743	2,491	2,967
Finance	78	116	185	253
Amortization	371	218	617	415

	8,162	6,988	15,219	13,337

Income from operations	2,664	1,902	4,508	4,217
Interest income	174	151	335	326

Income before undernoted	2,838	2,053	4,843	4,543

Special charge
Write-down of investments	--	(7,145)	--	(7,145)
Reorganization costs	--	(1,480)	--	(1,480)
Other costs	--	(1,881)	--	(1,881)

	--	(10,506)	--	(10,506)

Income/(loss) before taxes	2,838	(8,453)	4,843	(5,963)

Income taxes	255	(627)	429	(341)

Net income/(loss)	$ 2,583	$(7,826)	$ 4,414	$(5,622)

Earnings/(loss) per share
Basic
Before tax effected special charge	$ 0.21	$ 0.17	$ 0.36	$ 0.35
Net income/(loss)	$ 0.21	$ (0.65)	$ 0.36	$ (0.46)
Diluted
Before tax affected special charge	$ 0.21	$ 0.16	$ 0.36	$ 0.32
Net income/(loss)	$ 0.21	$ (0.65)	$ 0.36	$ (0.46)

Weighted average number of shares (`000s)
Basic	12,237	12,092	12,222	12,253
Diluted	12,395	13,100	12,312	13,413

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30
	2003	2002	2003	2002

Cash provided by (used in):

Operating activities:
Net income/(loss)	$ 2,583	$(7,826)	$ 4,414	$(5,622)
Adjustments to reconcile income to
cash provided by (used in) operating activities:
Amortization	371	218	617	415
Write-down of investments	--	6,903	--	6,903
Gain on sale of investment	--	--	(31)	--
Changes in operating assets and liabilities:
Restricted cash	6,290	--	8,690	2,260
Reserves with processors	158	(539)	615	(1,376)
Accounts receivable	(823)	(24)	(482)	(985)
Prepaid expenses and other	(144)	(32)	12	(476)
Income taxes	379	(738)	479	(232)
Accounts payable and accrued liabilities	4,654	3,843	6,736	2,907
Funds held on deposit	2,035	(506)	2,853	274

	15,503	1,299	23,903	4,068

Financing activities:
Issue of capital stock	217	2,165	217	2,402
Repurchase of common shares	--	--	--	(19,796)

	217	2,165	217	(17,394)

Investing activities:
Additions to capital assets	(1,851)	(413)	(1,925)	(697)
Short term investments	--	--	10,857	--
Investments	--	--	--	(5,933)
Sale of investment	--	1,056	711	1,056

	(1,851)	643	9,643	(5,574)

Increase (decrease) in cash and cash equivalents	13,869	4,107	33,763	(18,900)
Cash and cash equivalents, beginning of period	37,383	19,815	17,489	42,822

Cash and cash equivalents, end of period	$ 51,252	$ 23,922	$ 51,252	$ 23,922

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars)
(Unaudited)

	For the three months ended June 30,				For the six months ended June 30,
	2003		2002		2003		2002

	No. of Shares (000's)	Stated Value	No. of Shares (000's)	Stated Value	No. of Shares (000's)	Stated Value	No. of Shares (000's)	Stated Value
Common shares:
Balance, beginning of period	12,206	$10,448	11,992	$ 8,318	12,206	$10,448	13,137	$ 8,448
Repurchase of shares	--	--	--	--	--	--	(1,170)	(367)
Share issue	24	104	--	--	24	104	--	--
Exercise of stock options	22	113	324	2,165	22	113	349	2,402

Balance, end of period	12,252	10,665	12,316	10,483	12,252	10,665	12,316	10,483

Series F warrants:
Balance, beginning of period	30	272	30	272	30	272	30	272

Balance, end of period	30	272	30	272	30	272	30	272

Total capital stock		$10,937		$ 10,755		$10,937		$ 10,755

Retained earnings:
Balance, beginning of period		$32,207		$ 35,144		$30,376		$ 52,369
Net income/(loss)		2,583		(7,826)		4,414		(5,622)
Excess of purchase price of treasury
shares over stated value		--		--		--		(19,429)

Balance, end of period		34,790		27,318		34,790		27,318

Total shareholders' equity		$45,727		$ 38,073		$45,727		$ 38,073

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2003
(All figures are in U.S. dollars, except where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended December 31, 2002. This consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002, as set out in the 2002 Annual Report.

1.    Stock Option Plan

In accordance with the new recommendations adopted in 2002, the Company will continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. However, under the new standard the Company is required to provide additional pro forma disclosures for options granted to employees as if the fair value based accounting method had been used to account for employee stock options.

The fair value of the options granted were made using the Black-Scholes option pricing model using a dividend yield of 0% and the following weighted assumptions.

	2003	2002
Risk-free rate	3.0%	2.0%
Expected volatility	75.0%	100.0%
Expected life of options in years	5.0	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company’s net income and earnings per share would have been changed to the following pro-form amounts:

	Three months ending June 30, 2003		Six months ending June 30, 2003		Three months ending June 30, 2002		Six months ending June 30, 2002

	As reported ('000)	Pro forma ('000)	As reported ('000)	Pro forma ('000)	As reported ('000)	Pro forma ('000)	As reported ('000)	Pro forma ('000)

Net income/(loss)	$ 2,583	$ 2,356	$ 4,414	$ 4,002	$ (7,826)	$ (7,865)	$ (5,622)	$ (5,697)

Earnings/(loss) per share
Basic	$ 0.21	$ 0.19	$ 0.36	$ 0.33	$ (0.65)	$ (0.65)	$ (0.46)	$ (0.46)
Diluted	$ 0.21	$ 0.19	$ 0.36	$ 0.33	$ (0.65)	$ (0.65)	$ (0.46)	$ (0.46)

2.    Special Charge

During the second quarter FY 2002, the Company took a one-time special charge of $10.5 million ($9.9 million on an after tax basis). This charge was comprised of a write-down of investments that were deemed permanently impaired, including the 100% write-down of the Company’s investment in SCG Enterprises Limited, a wholly owned subsidiary of Sports.com, as well as costs associated with consolidation of the Company’s players’ support operations, executive management reorganization, and estimated settlement and legal costs.